02044625

FORM 6-K

RECEIVED
JUL 0 1 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 164

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

CRGH

Documents Included as Part of this Report

No.	**Document**
1.	Press Release dated June 19, 2002.
2.	Press Release dated June 25, 2002.
3.	Press Release dated June 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2002

RESEARCH IN MOTION LIMITED

By: ______________________

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

June 19, 2002

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION FILES INTELLECTUAL PROPERTY COMPLAINT AGAINST GOOD TECHNOLOGY

WATERLOO, ON - Research In Motion Limited (RIM) (Nasdaq:RIMM; TSE: RIM), a pioneer and world leader in the mobile communications market, today announced that it has filed a complaint in the United States District Court for the District of Delaware against Good Technology, Inc.

The complaint alleges that Good Technology's wireless goods and services infringe on four RIM patents, which were filed as early as 1994, within RIM's Wireless Integration Patent Portfolio (specifically United States Patent No. 5,559,800, United States Patent No. 5,715,387, United States Patent No. 5,802,312 and United States Patent No. 6,396,482).

United States Patent No. 5,559,800 relates to a method and apparatus to remotely control gateway functions in a wireless data communications network.

United States Patent No. 5,715,387 relates to a method and system for loading an application program on a device.

United States Patent No. 5,802,312 relates to a method and system for transmitting data files between computers in a wireless data communications environment.

United States Patent No. 6,396,482 relates to a mobile device that is optimized for use with thumbs.

By way of relief, RIM is asking the Court for an injunction and an award of monetary damages for Good Technology's infringement of RIM's patents. In addition, RIM asserts that Good Technology's infringement is willful, thus allowing the Court to award enhanced monetary damages for Good Technology's infringements as well as attorneys' fees and costs to RIM.

RIM continues its review of Good Technology's goods and services to determine whether any other rights are violated.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

-30-

For further information:

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
(203) 399-8245
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.net

DOCUMENT 2

June 25, 2002

FOR IMMEDIATE RELEASE

RIM OUTLINES BLACKBERRY PLANS AT PC EXPO

New Handelds, Enterprise Software and Alliances
Expected To Widen RIM's Lead In The Wireless Enterprise Sector

PC Expo – New York, NY – At PC Expo in New York this week, Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM) is set to raise the bar again for wireless enterprise solutions. RIM will showcase the latest hardware, software and services available for the BlackBerry™ platform and outline plans for taking enterprise customers to the next level in wireless. RIM is demonstrating BlackBerry at booth #3734 and RIM's Chairman and Co-CEO will also take the main stage with a keynote address.

RIM pioneered the market for enterprise wireless email in 1999 and has propelled adoption and innovation since that time. With over 14,000 organizations already using BlackBerry, RIM is now delivering the next generation of wireless enterprise solutions with converged voice and data services. RIM has maintained its industry leadership with the only complete 2.5G wireless enterprise solution ready to address the needs of both users and IT departments; and RIM plans to roll out additional products in the coming months that will strengthen its position in the 2.5G market.

"The deployment of 2.5G technologies together with widely accepted standards for application development and enterprise connectivity represent important milestones for the wireless industry. Future 3G technologies will certainly provide evolutionary benefits, but we already have the necessary device, platform and network standards in place to revolutionize enterprise information systems with wide-area wireless connectivity," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "RIM's BlackBerry solution has earned its reputation for innovation and value over the last several years; and our BlackBerry roadmap includes many new devices, features, applications, designs, tools and services that will continue that leadership moving forward."

RIM continues to build upon the extensible BlackBerry solution in a variety of areas including new handhelds, network standards, enterprise software, international expansion and partnerships. Upcoming plans and directions include:

New BlackBerry Handheld For GSM/GPRS Networks: RIM plans to continue expanding its GSM/GPRS offering with new handheld choices including a world band version. The world band handheld will support wireless data and voice services operating on GSM/GPRS networks in both North America (1900 MHz frequency) and Europe/Asia Pacific (900 MHz frequency). Other new features will include an integrated speaker/microphone and removable/rechargeable battery. The world band BlackBerry handheld is currently expected to be available in the Fall.

New BlackBerry Handheld For iDEN Network: RIM is developing a new BlackBerry Wireless Handheld that will operate on an iDEN network in the United States. The new handheld will feature the popular BlackBerry wireless email solution with digital cellular, digital two-way radio service, text and numeric paging and browser and will include an integrated speaker/microphone, removable/rechargeable battery and external antenna. Based on J2ME, the new handheld will have the ability to run a variety of business applications targeted to key vertical segments such as construction, financial and manufacturing. This new BlackBerry handheld is currently expected to be available later this year.

New BlackBerry Handheld For CDMA/1xRTT Networks: RIM also continues its development of Java powered BlackBerry handhelds for CDMA/1xRTT networks. The handhelds will offer both data and voice support (including email, phone, SMS, browser and organizer applications), integrated speaker/microphone and removable/rechargeable battery. The CDMA/1xRTT standard enables the evolution from low-speed, circuit switched networks to high-speed packet data. BlackBerry for CDMA/1xRTT networks is currently expected to be available later this year.

Multi-Network Support: BlackBerry Enterprise Server will support multiple wireless network standards (including Mobitex, DataTAC, GSM/GPRS, iDEN and CDMA/1xRTT) allowing customers to support mixed environments and enabling current customers to support new BlackBerry handhelds without changing their back-end infrastructure.

Advanced Management Features For IT Departments: Incorporating feedback from customers that have deployed wireless enterprise solutions broadly, RIM is adding additional features to help IT departments manage their BlackBerry deployments more effectively. First, IT administrators will have the ability to push software to their users' PCs and set policies to require users to quickly update their handheld software. Second, new security features will enable IT departments to wirelessly disable and erase all data on a BlackBerry handheld and remotely set or change the handheld's password. Third, IT administrators will be able to implement and wirelessly push group policies to BlackBerry users without the need for users to cradle their handhelds. This feature will provide a secure and robust method of maintaining and enforcing policies throughout the company and will enable IT managers to easily invoke policies after handhelds have been deployed in the field. These new features are currently expected to be supported in BlackBerry Enterprise Server for Microsoft® Exchange in the Fall and BlackBerry Enterprise Server for Lotus® Domino™ in the Winter.

Mobile Data Service: The new Mobile Data Service feature of BlackBerry Enterprise Server will enable always-on / push-based access to enterprise applications and information using the BlackBerry handheld, browser and software development tools. By leveraging the existing architecture and security model of BlackBerry Enterprise Server (including end-to-end encryption), corporations will be able to rapidly and securely deploy additional wireless applications beyond email to BlackBerry handhelds. By leveraging the BlackBerry infrastructure, which supports multiple networks using standard protocols and languages (including XML, HTTP and Java), corporate application developers and ISVs can quickly deploy wireless applications without learning new middleware or operating systems. The Mobile Data Services feature is currently expected to be available in tandem with the advanced management features described above.

BlackBerry Web Client: In addition to support for Microsoft Exchange and Lotus Domino, RIM recently developed a new web-based application called BlackBerry Web Client. BlackBerry Web Client will allow users to access multiple existing email accounts (including ISP accounts) from a single BlackBerry handheld through the POP3 protocol and/or mail forwarding. In addition, a default web mail account is provided with each handheld. BlackBerry Web Client will appeal to customers that do not currently use Microsoft Exchange or Lotus Domino or wish to access a personal email account in addition to their enterprise email account. IT departments running BlackBerry Enterprise Server will retain the ability to centrally control and implement policies on handhelds that prevent access to personal ISP accounts. Several carriers are testing BlackBerry Web Client, which is currently expected to be available to customers later in the year.

International Expansion: Through support for global technology standards, RIM can deliver the BlackBerry solution to new countries around the world with a common user experience and a consistent degree of quality. BlackBerry is currently available in the US, Canada, the UK, Ireland, the Netherlands, Germany, Italy and Hong Kong with additional plans recently announced for Australia, Macau and Mainland China.

Additional Features: In addition to supporting multiple network standards, international expansion, enhanced manageability and additional integration options, RIM continues to invest in the development of a wide range of hardware and software features to enhance the mobile experience. Some of the new features under development and currently planned for the upcoming year include tri-band support (900/1800/1900 MHz frequencies), color screens, corporate voicemail integration and additional wireless synchronization features (including message filing/deleting and address book/tasks/memo synchronization; wireless calendar synchronization is already available).

BlackBerry Alliances: RIM continues to build strong alliances with leading IT suppliers such as Microsoft, IBM (Lotus), Sun Microsystems, BEA, Computer Associates, NetIQ, Compaq, HP, Xerox, Siebel and SAP to develop and deliver a broad range of wireless enterprise solutions. RIM also partners with ISV's and system integrators to develop vertical focused applications for industries such as legal, financial, construction and healthcare. In addition, RIM has created its reference design program in order to provide device manufacturers with the technology and tools needed to easily develop and deliver devices based on embedded BlackBerry and Java technologies.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
203.399.8245
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

DOCUMENT 3

June 28, 2002

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION AND SFR SIGN AGREEMENT FOR THE BLACKBERRY WIRELESS EMAIL SOLUTION IN FRANCE

Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM) and SFR are working together to bring the BlackBerry™ wireless email solution for enterprise customers to France on SFR's GPRS network. The agreement between SFR and RIM, a leader in the development, manufacture and marketing of innovative wireless solutions, marks the latest phase in the arrival of BlackBerry in Europe.

BlackBerry is the first end-to-end, secure wireless email solution for business that properly addresses the needs of both end users and IT departments. BlackBerry enables single mailbox integration with corporate email systems. Its unique 'push' technology means that email messages are forwarded directly to the user's BlackBerry 5820 Wireless Handheld™.

BlackBerry also meets strict security standards for protecting confidential company information.

"In North America, more than 14,000 companies have already chosen BlackBerry. This agreement marks a significant step in the commercialisation of BlackBerry in France. SFR will be a key partner in supporting the development of BlackBerry and helping to penetrate the French market," said Charles Meyer, Director and Vice President, RIM Europe.

"Access to corporate email is the keystone of the development strategy of data services for companies. RIM enables us to answer this need with a packaged, simple and strong solution, thanks to the integrated keyboard, in particular, and the long battery life. We therefore understand why this solution has appealed already to very many customers in other countries such as the United States, the UK, Germany and Italy," said Jean-Pierre Champion, General Manager for enterprise and professional activity at SFR.

About SFR
For more information on SFR, please visit the website at www.sfr.fr / www.groupecegetel.fr.

About RIM
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the Blackberry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). www.rim.net

Media Contacts:

<u>SFR:</u>
Caroline Mir
Tel : 00 33 (0)1 71 07 63 63
Email : caroline.mir@cegetel.fr

<u>RIM:</u>
For Europe:
Tilly Quanjer
Research In Motion
Tel : 00 44 17 84 22 39 87
Email: tquanjer@rim.net

For North America:
Scott Pollard
Brodeur Worldwide for RIM
Tel: +1.203.399.8245
Email: spollard@brodeur.com

Investor Contacts:

RIM Investor Relations
Tel: +1.519.888.7465
Email: investor_relations@rim.net

BlackBerry™: The RIM and BlackBerry families of related marks, images and symbols are the exclusive properties of and trademark of Research In Motion Limited – used by permission. RIM, Research In Motion, the BlackBerry logo and the "envelope in motion" symbol are registered Community Trade Marks.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.